Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

October 8, 2013

Mr. Gus Rodriquez

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Valley National Bancorp

Form 10-K for the fiscal year ended December 31, 2012

File No. 001-11277

Dear Mr. Rodriquez:

We are in receipt of your letter dated September 25, 2013 (the “Comment Letter”) concerning the above-captioned filing of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company”, “we,” “our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s Form 10-Q for the quarterly period ended September 30, 2013 and Valley’s Form 10-K for the fiscal year ended December 31, 2013.

To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Recent Acquisitions, page 4

1.	We note your discussion here and elsewhere that you lent State Bancorp, Inc. the funds necessary for it to settle its preferred shares issued to the US Treasury. Please tell us and revise future filings to disclose the basis for eliminating the related loan upon acquisition instead of accounting for it as additional purchase price consideration.

Company Response: On January 1, 2012, Valley acquired State Bancorp, Inc. for total consideration of $208 million. Prior to the acquisition date, Valley provided a $37 million short-term loan to State Bancorp, Inc. at market terms for the purpose of redeeming $36.8 million of outstanding Fixed Rate Cumulative Series A Preferred Stock from the U.S. Treasury. The redemption of the preferred stock, which was completed on December 14, 2011, was a condition to the closing of the merger effective January 1, 2012. In response to the Staff’s comment, we will revise our acquisition disclosures for State Bancorp, Inc. in future Form 10-K and 10-Q filings to clarify the timing of the separate redemption-

Mr. Gus Rodriquez

Accounting Branch Chief

Securities and Exchange Commission

October 8, 2013

related and acquisition-related cash flows, and the pre-merger loan/debt relationship between the acquirer and acquiree. The following represents our proposed revisions (shown in bold type) to the applicable recent acquisitions disclosure.

Recent Acquisitions

Valley has grown significantly in the past five years primarily through bank acquisitions, including the recent bank transactions discussed further below, as well as some modest de novo branch expansion mostly in targeted areas in Brooklyn and Queens, New York.

On January 1, 2012, Valley acquired State Bancorp, Inc. (State Bancorp), the holding company for State Bank of Long Island, a commercial bank with approximately $1.7 billion in assets, $1.1 billion in loans, and $1.4 billion in deposits and 16 branches in Nassau, Suffolk, Queens, and Manhattan at December 31, 2011. Of the acquired branch offices, 14 remain within our 44 branch network in New York and are located mostly in Long Island and Queens. The new locations complement Valley’s other New York City locations, including five branches in Queens, and provide a foundation for future expansion efforts into these attractive markets. The shareholders of State Bancorp received a fixed one- for- one exchange ratio for Valley National Bancorp common stock. The total consideration for the acquisition totaled $208 million. As a condition to the closing of the merger, State Bancorp redeemed $36.8 million of its outstanding Fixed Rate Cumulative Series A Preferred Stock from the U.S. Treasury on December 14, 2011. The stock redemption was funded by a $37.0 million short-term loan at market terms from Valley to State Bancorp prior to the acquisition date. The outstanding loan and debt, included in Valley’s and State Bancorp’s consolidated financial statements at December 31, 2011, respectively, were both ~~was~~ subsequently eliminated as of the acquisition date.

Non-performing Assets, page 81

2.	Please revise the table on page 82 in future filings to disaggregate the 30 to 89 category to 30 to 59 days and 60 to 89 days. Absent these categories, it does appear possible to understand how past due loans are migrating in delinquency.

Company Response: With respect to the Staff’s comment above, we will expand our non-performing asset disclosures within the applicable future Form 10-K and 10-Q filings of the Company to provide disaggregated loan delinquency detail for loans past due 30 to 59 days and 60 to 89 days.

Financial Statements of Valley National Bancorp

Note 4. Investment Securities, page 126

3.	You have investments of over $549 million in U.S. states and political subdivisions that comprise 37% of your shareholders’ equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

Mr. Gus Rodriquez

Accounting Branch Chief

Securities and Exchange Commission

October 8, 2013

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	disclose the nature and primary revenue sources for your special revenue bonds;

•	disclose any concentrations in state, municipal and political subdivision bonds,

•	disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Company Response: With respect to the first bullet point of the Staff comment above, we will revise the held to maturity and available for sale investment security portfolio tables included in the applicable investment securities footnote of our future Form 10-K and 10-Q filings to categorize obligations of states and political subdivisions into two subcategories called “obligations of states and state agencies” and “municipal bonds”. At December 31, 2012, our total investment security obligations of states and political subdivisions largely consisted of general obligation bonds and only $20.1 million of special revenue bonds. We will disclose the amortized cost and fair value of special revenue bonds, which we deem to be immaterial to the financial statements, in addition to the disclosures requested in the second, third and fourth bullet points of the Staff comment above, within the Other-Than-Temporary Impairment Analysis section of the investment securities footnote of our future Form 10-K and 10-Q filings.

Regarding the procedures in the revised disclosure (below) for the fourth bullet point of the Staff’s comment above, we have performed these internal evaluation procedures for all investment securities purchased on or after May 1, 2010 (prior to such time the external credit ratings were largely relied upon in the pre-purchase investment analysis). Securities purchased after such date had carrying values of $410.0 million and represent 78% of our total investments of $522.7 million in obligations of states and political subdivisions at December 31, 2012. Under such evaluation procedures, we assigned significantly lower internal risk ratings as compared to the ratings of the credit rating agencies for two issuers. The securities of these two issuers had an aggregated amortized cost and fair value of $41.0 million and $43.1 million, respectively, at December 31, 2012 with only one security in an unrealized loss position of $15 thousand. We believe our risk rating conclusions may have differed with those of the credit rating agencies due, in part, to our model’s conservative ranking of several risk acceptance criteria, including, but not limited to, the levels of unemployment, declines in state revenues, average population growth, unfunded pension liabilities and other long-term debt, debt per capita and personal income ranking among states, as well as our timely assessment of the most recent financial and non-financial information available for the issuer.

The following represents our proposed revisions and additional disclosures (shown in bold type) to the investment footnote based upon December 31, 2012 information.

Mr. Gus Rodriquez

Accounting Branch Chief

Securities and Exchange Commission

October 8, 2013

Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2012
U.S. Treasury securities	$99,869	$15,460	$—	$115,329
Obligations of states and political subdivisions:
Obligations of states and state agencies	180,304	11,817	(105)	192,016
Municipal bonds	326,169	13,873	(92)	339,950

Total obligations of states and political subdivisions	506,473	25,690	(197)	531,966

Residential mortgage-backed securities	813,647	24,824	(355)	838,116
Trust preferred securities	127,505	930	(14,778)	113,657
Corporate and other debt securities	52,213	6,669	—	58,882

Total investment securities held to maturity	$1,599,707	$73,573	$(15,330)	$1,657,950

Available for Sale Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2012
U.S. Treasury securities	$99,843	$—	$(2,218)	$97,625
U.S. government agency securities	44,215	1,547	—	45,762
Obligations of states and political subdivisions:
Obligations of states and state agencies	207	6	—	213
Municipal bonds	16,003	411	—	16,414

Total obligations of states and political subdivisions	16,210	417	—	16,627

Residential mortgage-backed securities	506,695	6,818	(3,359)	510,154
Trust preferred securities*	68,931	240	(11,739)	57,432
Corporate and other debt securities	28,274	2,728	(294)	30,708
Equity securities	49,306	2,071	(1,869)	49,508

Total investment securities available for sale	$813,474	$13,821	$(19,479)	$807,816

*	Includes three pooled trust preferred securities, principally collateralized by securities issued by banks and insurance companies.

Other-Than-Temporary Impairment Analysis

To determine whether a security’s impairment is other-than-temporary, Valley considers several factors that include, but are not limited to the following:

•	The severity and duration of the decline, including the causes of the decline in fair value, such as an issuer’s credit problems, interest rate fluctuations, or market volatility;

•	Adverse conditions specifically related to the issuer of the security, an industry, or geographic area;

Mr. Gus Rodriquez

Accounting Branch Chief

Securities and Exchange Commission

October 8, 2013

•	Failure of the issuer of the security to make scheduled interest or principal payments;

•	Any changes to the rating of the security by a rating agency or, if applicable, any regulatory actions impacting the security issuer;

•	Recoveries or additional declines in fair value after the balance sheet date;

•	Our ability and intent to hold equity security investments until they recover in value, as well as the likelihood of such a recovery in the near term; and

•	Our intent to sell debt security investments, or if it is more likely than not that we will be required to sell such securities before recovery of their individual amortized cost basis.

For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not we expect to collect all contractual cash flows.

In assessing the level of other-than-temporary impairment attributable to credit loss for debt securities, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. The portion of the total other-than-temporary impairment related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income or loss. The total other-than-temporary impairment loss is presented in the consolidated statements of income, less the portion recognized in other comprehensive income or loss. Subsequent assessments may result in additional estimated credit losses on previously impaired securities. These additional estimated credit losses are recorded as reclassifications from the portion of other-than-temporary impairment previously recognized in other comprehensive income or loss to earnings in the period of such assessments. The amortized cost basis of an impaired debt security is reduced by the portion of the total impairment related to credit loss.

At December 31, 2012, approximately 60 percent of the $523.1 million carrying value of obligations of states and political subdivisions were issued by the states of (or municipalities within) New Jersey, New York and Pennsylvania. The obligations of states and political subdivisions mainly consist of general obligation bonds and, to much lesser extent, special revenue bonds which had an aggregated amortized cost and fair value of $20.1 million and $21.5 million, respectively, at December 31, 2012. The special revenue bonds were mainly issued by the Port Authorities of New York and New Jersey, as well as various school districts. The gross unrealized losses associated with the obligations of states and political subdivisions totaling $197 thousand as of December 31, 2012 were primarily driven by changes in interest rates and not due to the credit quality of the issuer. Substantially all of these investments are investment grade. The securities were generally underwritten in accordance with Valley’s investment standards prior to the decision to purchase. As part of Valley’s pre-purchase analysis and on-going quarterly assessment of impairment of the obligations of states and political subdivisions, our Credit Risk Management (CRM) Department conducts an independent financial analysis and risk rating assessment of each security issuer based on the issuer’s most recently issued financial statements and other publicly available information. The internal risk rating was developed by CRM using a risk acceptance criteria (RAC) score which considers a multitude of credit factors, including the issuer’s operating results, debt levels, liquidity and debt service capacity. The analysis of debt levels includes unfunded liabilities and assesses these obligations relative to the economy and aggregate debt burden on a per capita basis, if applicable. The RAC score is used as a guideline by CRM for determining the final internal risk rating assigned to the issuer. CRM also obtains the external credit rating agencies’ debt ratings for the issuer and incorporates the lowest external debt rating in the RAC score. Specifically, the external debt rating is one of eight credit factors assessed in the development of the RAC score and

Mr. Gus Rodriquez

Accounting Branch Chief

Securities and Exchange Commission

October 8, 2013

represents, along with the rating agency outlook for the issuer, 25% of the final composite RAC score. As a result, Valley does not solely rely on external credit ratings in determining our final internal risk rating. For many securities, Valley believes the external credit ratings may not accurately reflect the actual credit quality of the security and therefore should not be viewed in isolation as a measure of the quality of our investments. Additionally, CRM does not consider potential credit support offered by insurance guarantees on certain bond securities in determining the internal risk rating, either at the date of the pre-purchase investment analysis or in subsequent assessments of impairment. Obligations of states and political subdivisions will continue to be monitored as part of our ongoing impairment analysis, and as of December 31, 2012 are expected to perform in accordance with their contractual terms. As a result, Valley expects to recover the entire amortized cost basis of these securities.

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and

•	Valley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow

Senior Executive Vice President and

Chief Financial Officer